# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Uranium Royalty Corp., CIK 0001711570
CUSIP: 91702V101
Title of class of securities: COMMON SHARES, WITHOUT PAR VALUE
Address of issuer's principal executive offices: 1188 WEST GEORGIA STREET, VANCOUVER, British Columbia Canada (A1), V6E 4A2
Date of event which requires filing of this statement: 04/29/2026
Amends the filing with accession number 0001183740-21-000111
Filed by CIK 0001334933
Persons authorized to receive notices and communications: URANIUM ENERGY CORP., 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia Canada (A1), V6E 4A2, 604-682-9775 ex315

## Reporting persons
- URANIUM ENERGY CORP (CIK 0001334933): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 28,967,375; shared voting power 0; sole dispositive power 28,967,375; shared dispositive power 0; aggregate amount beneficially owned 28,967,375 (18.4% of the class)
  Comment: The above numbers under items 7, 9 and 11 above are comprised of 17,978,364 Common Shares and 10,989,011 subscription receipts (the "Subscription Receipts") of the Issuer held by the Reporting Person. The Subscription Receipts are convertible into Common Shares on a one-for-one basis. The percentage provided for under item 13 above is based on 146,592,507 Common Shares of the Issuer's common stock issued and outstanding as of April 29, 2026.

## Item 1. Security and Issuer
Title of class of securities: COMMON SHARES, WITHOUT PAR VALUE
Name of issuer: Uranium Royalty Corp.
Address of issuer's principal executive offices: 1188 WEST GEORGIA STREET, VANCOUVER, British Columbia Canada (A1), V6E 4A2
Comment:
This statement constitutes Amendment No. 4 to the Schedule 13D relating to the voting Common Shares, without a par value, of Uranium Royalty Corp., a corporation organized under the federal laws of Canada (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 26, 2021 (the "Initial Schedule 13D"), the Amendment No. 1 to the Initial Schedule 13D also filed on May 26, 2021, the Amendment No. 2 to the Initial Schedule 13D filed on October 18, 2023, and the Amendment No. 3 to the Initial Schedule 13D filed on February 12, 2024.

The Issuer maintains its principal executive office at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada, V6E 4A2.

## Item 2. Identity and Background
Name of person filing: This statement is filed by Uranium Energy Corp. (the "Reporting Person"). All decisions with respect to securities of the Issuer (including investments decisions with respect thereto and decisions relating to the voting thereof) are made by the board of directors of the Reporting Person.
Residence or business address: 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada, V6E 4A2
Present principal occupation or employment: The Reporting Person's business focuses on uranium exploration and development in the United States, Canada and Paraguay. The Reporting Person's business activities may include the acquisition of physical uranium warehoused in the United States, the acquisition of equity, debt or other securities of publicly traded or private companies or other entities, financing in exchange for predetermined royalties or distributions, and the acquisition of all or part of one or more related businesses, portfolios or other assets.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a corporation organized under the laws of the State of Nevada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 29, 2026, the Reporting Person acquired 10,989,011 Subscription Receipts of the Issuer at a price of US$3.64 per Subscription Receipt pursuant to an offering by the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
See Item 3 above.

The Reporting Person, an insider of the Issuer, purchased 10,989,011 Subscription Receipts. The Subscription Receipts convert into Common Shares in connection with a proposed acquisition transaction contemplated by the Issuer.

The Reporting Person reserves the right to formulate other plans or make other proposals and take other actions with respect to its interest in the Issuer. Depending on market conditions and other factors, the Reporting Person may acquire or dispose of securities of the Issuer as the Reporting Person may deem appropriate, whether in open market purchases or sales, privately negotiated transactions or otherwise. The Reporting Person continues to evaluate numerous potential transactions and in connection therewith may exchange Common Shares for other assets or may sell Common Shares to increase its cash position. The Reporting Person may also reconsider and change its plans or proposals relating to the foregoing.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by the statements herein.

For the purposes of this statement, the Reporting Person is reporting herein that, as of May 1, 2026, the Reporting Person was the beneficial owner of 28,967,375 Common Shares of the Issuer's common stock, representing approximately 18.4% of the Issuer's issued and outstanding common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: For the purposes of this statement, the Reporting Person is reporting herein that, as of May 1, 2026, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 28,967,375 Common Shares of the Issuer's common stock, representing approximately 18.4% of the Issuer's common stock.
Transactions in the class effected during the past sixty days: As of the date hereof, and within the sixty-day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.
Other persons with the right to receive dividends or sale proceeds: As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

On April 16, 2026, the Reporting Person entered into a voting support agreement in connection with the arrangement agreement between the Issuer, certain affiliated entities of Orion Resource Partners (USA) LP and HRG Metals LP, dated April 16, 2026 (the "Arrangement"), whereby the Reporting Person agreed to vote in support of the Arrangement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description of Exhibit

99.1(*) Voting Support Agreement between HRG Metals LP, certain affiliated entities of Orion Resource Partners (USA) LP and Uranium Energy Corp., dated April 16, 2026

Notes:

(*) Portions of this exhibit have been omitted

## Signatures
- URANIUM ENERGY CORP: /s/ Josephine Man, Josephine Man, Chief Financial Officer (05/01/2026)